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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)


                      Atalanta/Sosnoff Capital Corporation
               --------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
               --------------------------------------------------
                         (Title of Class of Securities)


                                    046499109
                           --------------------------
                                 (CUSIP Number)


Martin T. Sosnoff                                    Stephen C. Kahr, Esq.
c/o Atalanta/Sosnoff Capital Corporation             Greenberg & Kahr
101 Park Avenue                                      230 Park Avenue, 26th Floor
New York, NY 10178                                   New York, NY 10169
(212) 867-5000                                       (212) 297-0130
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 27, 2002
                   -----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the statement: / /


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
CUSIP No. 046499109
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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
                            Martin T. Sosnoff
-------------------------------------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b)   X
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3.    SEC Use Only
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4.    Source of Funds (See Instructions)
-------------------------------------------------------------------------------------------------------------

5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
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6.    Citizenship or Place of Organization                   United States of America
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                     7.      Sole Voting Power               6,916,000
                     ----------------------------------------------------------------------------------------

Number of            8.      Shared Voting Power             84,000
Shares               ----------------------------------------------------------------------------------------
Beneficially
by Owned by          9.      Sole Dispositive Power          6,916,000
Each Reporting       ----------------------------------------------------------------------------------------
Person With
                     10.    Shared Dispositive Power         84,000
                     ----------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person    6,916,000
-------------------------------------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in row (11) Excludes Certain Shares (See Instructions) X
-------------------------------------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)        81.7%
-------------------------------------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)
                                              IN
-------------------------------------------------------------------------------------------------------------




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Item 1. Security and Issuer
        -------------------

        This amendment No. 10 dated as of January 16, 2003 (the "Amendment") of Martin T. Sosnoff to a Statement on Schedule 13D originally filed on June 30, 1986, as amended to date (the "Statement"), by Mr. Sosnoff, relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Atalanta/Sosnoff Capital Corporation (the "Company"), 101 Park Avenue, New York, NY 10178, is hereby amended to reflect (a) changes in Mr. Sosnoff's ownership of the Common Stock outstanding resulting from Mr. Sosnoff's gift of 84,000 shares of Common Stock to a private foundation, the Martin and Toni Sosnoff Foundation (the "Foundation") ,of which Mr. Sosnoff is a trustee, and (b) material events which have occurred since the filing of the last amendment to the Statement which relate to Mr. Sosnoff's plans or proposals in the last amendment in Item 4 hereof.


Item 4. Purpose of the Transaction
        --------------------------

        On Thursday, December 5, 2002, Mr. Sosnoff orally made a preliminary proposed to the Board of Directors that he (or an entity controlled by him) acquire the approximately 17% of the Common Stock of the Company that he does not own in a "going private" transaction at a price of $12.50 per share, subject to adjustment to reflect changes in the value of the Company's portfolio of marketable securities from current levels.

        On Friday, December 6, 2002, the Company announced that it had received the proposal from Mr. Sosnoff. The Company announced that a Special Committee of its Board of Directors, composed of independent directors, would be formed to consider Mr. Sosnoff's proposal. The announcement was contained in a press release dated December 6, 2002, which is annexed to this Statement as Exhibit 1, which sets forth the general terms of the proposal. The description contained herein is qualified in its entirety by reference to that Exhibit which is hereby incorporated herein by reference. As announced, the transaction would also be subject to negotiation of a definitive agreement and other customary conditions to closing.

        Except for the proposal by Mr. Sosnoff of the cash price, subject to adjustment, and the preliminary outline of the structure of the transaction, Mr. Sosnoff has not formed any specific plans or proposals with respect to the proposed transaction. Any such plans or proposals will be contained in definitive materials furnished to stockholders of the Company in connection with the consummation of the transaction when and if it is approved by the Special Committee.

        There is no assurance that the Special Committee will approve Mr. Sosnoff's proposal at the price he has currently proposed or that Mr. Sosnoff will maintain his proposal at such price or not withdraw his proposal. If the Special Committee determines to only approve the transaction at a higher price or upon conditions there is no assurance that Mr. Sosnoff will agree to meet such price or agree to such conditions. More generally, intervening events not now foreseeable may result in the transaction as proposed being abandoned or materially modified.

        Since the Company's announcement of Mr. Sosnoff's preliminary oral proposal, three

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plaintiffs in three separate, but virtually identical, purported class actions, have filed complaints in the Court of Chancery of the State of Delaware (Berger v. Sosnoff, et al. (C.A. 20068), Breakwater Partners, LP v. Sosnoff, et al. (C.A. 20073) and Schneider v. Atalanta/Sosnoff Capital Corp., et al. (C.A. 20088)). These actions have been consolidated for all purposes under the caption In re Atalanta/Sosnoff Capital Corp. Shareholder's Litigation, Consolidated C.A. 20063. In each action the Company and its directors, as well as Mr. Sosnoff, are named as defendants. Each of the plaintiffs seeks to enjoin a transaction arising out of Mr. Sosnoff's proposal and alleges in generalized form breaches of fiduciary duty by him and the directors. Mr. Sosnoff believes these actions are without merit.

        Mr. Sosnoff reserves his right to withdraw or change his proposal as set forth herein at any time by appropriate public announcement and reserves the right to purchase or dispose of shares of Common Stock of the Company from time to time, subject to applicable law.


Item 5. Interest in Securities of the Issuer.
        -------------------------------------

        (a), (b) On December 27, 2002, Mr. Sosnoff gave 84,000 shares of Common Stock to the Martin and Toni Sosnoff Foundation. Mr. Sosnoff beneficially owns an aggregate of 6,916,000 Shares constituting approximately 81.7% of the outstanding Common Stock.* The Foundation owns 84,000 shares of Common Stock, constituting 0.99% of the outstanding Common Stock. Mr. Sosnoff has sole power to vote and dispose of all of the Shares he beneficially owns. Mr. Sosnoff and Toni E. Sosnoff (Mr. Sosnoff's wife) are Trustees of the Foundation and share power to vote and to dispose of the Shares owned by the Foundation. The Foundation receives the dividends on and proceeds from the sale or other disposition of the Shares it owns. Mr. Sosnoff disclaims beneficial ownership of the Common Stock held by the Foundation. If Mr. Sosnoff is deemed to own beneficially the common Stock owned by the foundation, he would be deemed to own 7,000,000 Shares or 82.8% of the outstanding Common Stock.

        (c) None

        (d) Inapplicable, except as set forth in (a), (b) above.

        (e) Inapplicable

* Based on an aggregate of 8,464,715 shares of Common Stock outstanding composed of 8,470,715 as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002, less 6,000 shares of Common Stock purchased by the Company since that date.


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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.



                                                        /s/ Martin T. Sosnoff
                                                      -------------------------
                                                          Martin T. Sosnoff


Dated: January 16, 2003